Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 3/31/2017

($000’s)

3/31/2017
Assets
Cash and Balances Due From Depository Institutions	$20,286,216
Securities	109,425,081
Federal Funds	6,277
Loans & Lease Financing Receivables	271,757,654
Fixed Assets	4,607,606
Intangible Assets	12,967,640
Other Assets	23,934,632

Total Assets	$442,985,106

Liabilities
Deposits	$346,548,026
Fed Funds	1,082,176
Treasury Demand Notes	0
Trading Liabilities	1,077,223
Other Borrowed Money	30,907,144
Acceptances	0
Subordinated Notes and Debentures	3,800,000
Other Liabilities	12,674,854

Total Liabilities	$396,089,423

Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	31,804,360
Minority Interest in Subsidiaries	806,208

Total Equity Capital	$46,895,683

Total Liabilities and Equity Capital	$442,985,106

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